Exhibit A

National Union Fire Insurance Company of Pittsburgh, Pa.

A capital stock company

POLICY NUMBER: 01-863-72-92	REPLACEMENT OF POLICY NUMBER: N/A

INVESTMENT COMPANY BLANKET BOND

DECLARATIONS

Item 1.	Name of Insured (herein called Insured): WISDOMTREE TRUST

Principal Address: 380 MADISON AVE FL 21

                                NEW YORK, NY 10017-2509

Item 2.	Bond Period: from 12:01a.m. 03/31/2013 to 12:01a.m. 03/31/2014 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability—Subject to Sections 9, 10 and 12 hereof,

Amount applicable to

	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	$2,500,000	$0
Insuring Agreement (B)-AUDIT EXPENSE	$100,000	$5,000
Insuring Agreement (C)-ON PREMISES	$2,500,000	$25,000
Insuring Agreement (D)-IN TRANSIT	$2,500,000	$25,000
Insuring Agreement (E)-FORGERY OR ALTERATION	$2,500,000	$25,000
Insuring Agreement (F)-SECURITIES	$2,500,000	$25,000
Insuring Agreement (G)-COUNTERFEIT CURRENCY	$2,500,000	$25,000
Insuring Agreement (H)-STOP PAYMENT	$100,000	$25,000
Insuring Agreement (I)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$25,000

05/06/2013

41205 (04/95)

©Chartis Inc. All rights reserved.

1

Amount applicable to

	Limit of Liability	Deductible
Optional Insuring Agreements and Coverages:
Insuring Agreement (J)-COMPUTER SYSTEMS FRAUD	$2,500,000	$25,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES	$100,000	$25,000
Insuring Agreement (L)-CLAIMS EXPENSE	$100,000	$5,000

If “ Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.	Offices or Premises Covered—Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto: #1, #2, #3, #4, #5, #6, #7, #8, #9, #10, #11, #12, #13, #14, #15, #16

Item 6.	The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

05/06/2013

41205 (04/95)

©Chartis Inc. All rights reserved.

2

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

PRESIDENT	SECRETARY
National Union Fire Insurance	National Union Fire Insurance
Company of Pittsburgh, Pa.	Company of Pittsburgh, Pa.

AUTHORIZED REPRESENTATIVE

COUNTERSIGNED AT	DATE	COUNTERSIGNATURE

LOCKTON COMPANIES LLC

5847 SAN FELIPEST

STE 320

HOUSTON, TX 77057- 3183

1456465

05/06/2013

41205 (04/95)

©Chartis Inc. All rights reserved.

3

ENDORSEMENT# 1

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM

(REPORTING BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.	Email Reporting of Claims: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy’s other terms and conditions to the Insurer by email at the following email address:

c- claim@chartisinsurance.com

Your email must reference the policy number for this policy. The date of the Insurer’s receipt of the emailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: Chartis, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227- 1750.

2.	Definitions: For this endorsement only, the following definitions shall apply:

(a)	“Insurer” means the “Insurer,” “Underwriter” or “Company” or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

(b)	“Notice of Claim Reporting” means “notice of claim/ circumstance,” “notice of loss” or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

(c)	“Policy” means the policy, bond or other insurance product to which this endorsement is attached.

3.	This endorsement does not apply to any Kidnap & Ransom/ Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

END 001

05/06/2013

99758 (8/ 08)

ENDORSEMENT# 2

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

ADDITIONAL INSUREDS RIDER

It is agreed that:

1.	Item 1 of the Declarations, “Name of Insured (herein called Insured),” is amended to include the following listed entities as additional Insureds under the attached bond:

“All Funds within the “Wisdomtree Trust Fund” ”

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

05/06/2013	AUTHORIZED REPRESENTATIVE

©Chartis Inc. All rights reserved.

MNSCPT

END 2

ENDORSEMENT# 3

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

INSURING AGREEMENT (A) FIDELITY AMENDED RIDER

(“and” to “or” except FOR Loans AND/or Trading)

It is agreed that:

1.	Insuring Agreement (A) FIDELITY of the INSURING AGREEMENTS Clause is deleted in its entirety and replaced with the following:

FIDELITY

(A)	Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; or

(b)	to obtain financial benefit for the Employee or another person or entity.

Notwithstanding the foregoing, however, it is agreed that, with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee; or results in an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided the Insured establishes that the Employee intended to participate in the financial benefit.

As used in this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

2.	Solely for the purpose of Insuring Agreement (A) FIDELITY (as amended by this rider), the following definitions are added to the attached bond:

“Loans” means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

“Trading” means trading or other dealings in securities, commodities, futures, options, swaps, foreign or federal funds, currencies, foreign exchange and the like.

3.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

05/06/2013	AUTHORIZED REPRESENTATIVE

©Chartis Inc. All rights reserved.

MNSCPT

END 3

ENDORSEMENT# 4

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

COMPUTER CRIME COVERAGE RIDER

In consideration of the premium charged, it is hereby understood and agreed that bond is hereby amended as follows:

1.	All the terms and conditions of bond form 41206 (09/84) shall apply to coverage as is afforded by this endorsement unless specifically stated otherwise herein or in any endorsement attached hereto.

2.	Items 3 of the Declarations is hereby amended by adding the following under Optional Insuring Agreements and Coverages:

	Single Loss Limit of Liability	Single Loss Deductible
Computer Systems Fraud	$2,500,000	$25,000
Data Processing Service Operations	$2,500,000	$25,000
Voice Initiated Transfer Fraud	$2,500,000	$25,000
Telefacsimile Transfer Fraud	$2,500,000	$25,000
Destruction of Data or Programs by Hacker	$2,500,000	$25,000
Destruction of Data or Programs by Virus	$2,500,000	$25,000
Voice Computer Systems Fraud	$2,500,000	$25,000

3.	The Declarations page is hereby amended by adding the following paragraph to the end thereof:

Item 7.

Voice Initiated Transfer Fraud

Under the terms of the Voice Initiated Transfer Fraud Insuring Agreement, the Insured must place verification call-back for each transfer in excess of $0

Telefacsimile Transfer Fraud

Under the terms of the Telefacsimile Transfer Fraud Insuring Agreement, the Insured must place a Verification call-back for each transfer in excess of $0.

4.	The Insuring Agreements are hereby amended by adding the following Insuring Agreements to the Bond:

05/06/2013

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END 4

ENDORSEMENT# 4 (Continued)

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

COMPUTER SYSTEMS FRAUD

(G)	Loss resulting directly from a fraudulent:

(1)	entry of Electronic Data or Computer Program into, or

(2)	change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the bond period; as provided by General Agreement B; provided the entry or change causes:

(i)	Property to be transferred, paid or delivered,

(ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b)	on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

DATA PROCESSING SERVICE OPERATIONS

(H)	Loss sustained by a Client of the Insured resulting directly from a fraudulent:

(1)	entry of Electronic Data or a Computer Program into, or

(2)	change of Electronic Data or a Computer Program within

a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement, or

05/06/2013

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END 4

ENDORSEMENT# 4 (Continued)

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

(3)	entry or change of Electronic Data during electronic transmission or physical transit from the Insured to its Client, provided that the entry or change causes:

(i)	Property to be transferred, paid or delivered,

(ii)	an account of the Client , or a customer of the Client, to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited,

and for which loss the Insured is legally liable to the Client as a provider of data processing services for such Client.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b)	on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

In this Insuring Agreement, Client means an entity for which the Insured serves as data processor under the terms of a written agreement.

VOICE INITIATED TRANSFER FRAUD

(I)	Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer’s account through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in reliance upon a faudulent voice instruction transmitted by telephone which was purported to be from:

(1)	an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,

(2)	an individual person who is a Customer of the Insured, or

(3)	an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds,

05/06/2013

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END 4

ENDORSEMENT# 4 (Continued)

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2) or (3) above, provided that:

(i)	such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and

(ii)	if the transfer was in excess of the amount shown on the Declarations Page as the verification call-back amount for this Insuring Agreement, the voice instruction was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

TELEFACSIMILE TRANSFER FRAUD

(J)	Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:

(1)	purports and reasonably appears to have originated from:

(a)	a Customer of the Insured,

(b)	another financial institution, or

(c)	another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears, and

(2)	contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and

(3)	contains the name of a person authorized to initiate such transfer;

05/06/2013

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END 4

ENDORSEMENT# 4 (Continued)

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

provided that, if the transfer was in excess of the amount shown on the Declarations as the verification call-back amount for this Insuring Agreement, the instructions was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

(K)	Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonable necessary to restore the Computer Programs to substantially the previous level of operational capability.

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

(L)	Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

05/06/2013

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END 4

ENDORSEMENT# 4 (Continued)

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Special Condition: Under this Insuring Agreement, “ Single Loss” means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate
“Single Loss.”

VOICE COMPUTER SYSTEM FRAUD

(M)	Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured’s premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by

(1)	failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or

(2)	failure to have a call-disconnect feature in operation to automatically terminate a caller’s access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code.

Special Condition: Under this Insuring Agreement, “Single Loss” means loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made.

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END 4

ENDORSEMENT# 4 (Continued)

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

5.	GENERAL AGREEMENTS B. ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION, MERGER OR PURCHASE OF ASSETS-NOTICE is hereby deleted in its entirety and is replaced with the following:

ADDITIONAL OFFICES OR EMPLOYEES OR COMPUTER SYSTEMS - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS OR COMPUTER SYSTEMS

B.	If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities or computer systems of, another institution, such offices and computer systems shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities or computer systems of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(a)	has occurred or will occur in offices or premises or computer systems, or

(b)	has been caused or will be caused by an employee or employees of such institution, or

(c)	has arisen or will arise out of the assets or liabilities or computer systems acquired by the Insured as a result of such consolidation, merger or purchase of assets or liabilities or computer systems unless the Insured shall:

(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase of assets or liabilities or computer systems prior to the proposed effective date of such action; and

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises or computer systems, Employees and other exposures; and

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

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END 4

ENDORSEMENT# 4 (Continued)

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

6.	Solely for the coverage provided by this rider, Section 1. DEFINITIONS (b) “Property” of the CONDITIONS AND LIMITATIONS section is hereby amended to include Electronic Data and Computer Programs.

7.	Solely for the coverage provided by this rider, Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following definitions to the end thereof:

(i)	Account Code means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purpose of making toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the System;

(ii)	Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(iii)	Computer System means:

(1)	computers with related peripheral components, including storage components wherever located;

(2)	systems and applications software;

(3)	terminal devices; and

(4)	related communication networks, including the internet

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(iv)	Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media;

(v)	Funds means Money on deposit in an account;

(vi)	System Administration means the performance of security functions including but not limited to defining authorized persons to access a Voice Computer System and adding, changing and deleting Account Codes or passwords in connection therewith; and invoking or revoking a System option which directs telephone call routing or

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END 4

ENDORSEMENT# 4 (Continued)

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

which adds, moves or drops telephone lines or which performs any other similar activity allowed by a hardware or software-based System option that has been incorporated by a manufacturer or vendor into a System or any component thereof provided said System option is not intended for the sole use of such manufacturer or vendor;

(vii)	System Maintenance means the performance of hardware and software installation, diagnostics and corrections and similar activities that are performed in the usual custom and practice by a manufacturer or vendor to establish or maintain the basic operational functionality of a Voice Computer System or any component thereof;

(viii)	System Password means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System or any portion thereof for the purpose of performing System Administration or System Maintenance activities;

(ix)	Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper;

(x)	Tested means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon by the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business;

(xi)	Uncertificated Security means a share, participation or other interest in property of , or an enterprise of , the issuer or an obligation of the issuer, which is:

1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

2)	of a type commonly dealt in securities, exchanges or markets; and

3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations;

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END 4

ENDORSEMENT# 4 (Continued)

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

(xii)	Voice Computer System means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.

8.	Solely for the coverage provided by this rider, Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following definitions to the end thereof:

(i)	any loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, regardless of any deductible amount or limit of liability;

(ii)	loss caused by a director or Employee of the Insured or by a person in collusion with any director or Employee of the Insured; (Collusion shall include the willful withholding of knowledge from the Insured by any director or Employee that a fraudulent act by a person not an Employee has been or will be perpetrated against the Insured.);

(iii)	loss resulting directly or indirectly from entry or change of Electronic Data or Computer Programs in a Computer System, unless covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(iv)	loss resulting directly or indirectly from the Insured having transferred Funds in reliance on the validity of a voice instruction, unless covered under the COMPUTER SYSTEMS FRAUD or VOICE INITIATED TRANSFER FRAUD Insuring Agreements;

(v)	loss resulting directly or indirectly by the Insured having transferred or delivered Funds, Certificated Securities or Uncertificated Securities in reliance on an instruction received through a Telefacsimile Device, unless covered under the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement;

(vi)	loss resulting directly or indirectly from theft of confidential information;

(vii)	loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider and would be imposed on the Insured regardless of the existence of the contract;

05/06/2013

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END 4

ENDORSEMENT# 4 (Continued)

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

(viii)	the cost of duplication of Electronic Data or Computer Programs, unless covered under the DESTRUCTION OF DATA OR PROGRAMS BY HACKER or DESTRUCTION OF DATA OR PROGRAMS BY VIRUS Insuring Agreements;

(ix)	loss involving a Voice Computer System, unless covered under the VOICE COMPUTER SYSTEM FRAUD Insuring Agreement;

(x)	loss resulting directly or indirectly from:

(1)	written instructions or advices, or

(2)	telegraphic or cable instructions or advices;

unless the instructions or advices are Tested and the loss is covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(xi)	loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(xii)	loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs unless covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(xiii)	loss resulting directly or indirectly from:

a.	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System; or

b.	failure or breakdown of electronic data processing media; or

c.	error or omission in programming or processing;

05/06/2013

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END 4

ENDORSEMENT# 4 (Continued)

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

(xiv)	loss as a result of a threat to Computer System operations;

(xv)	loss resulting directly or indirectly from the use of a telephone credit, debit, charge, identification or similar card to gain access to the Insured’s Voice Computer System;

(xvi)	loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer’s authentication mechanism.

(xvii)	loss resulting directly or indirectly from payments made or withdrawals from a depositor’s account involving items of deposit which are not finally paid for any reason;

(xviii)	loss of potential income, including but not limited to interest and dividends;

(xix)	loss of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy;

(xx)	any fees, costs and expenses incurred by the Insured;

(xxi)	indirect or consequential loss of any nature;

(xxii)	loss involving automated mechanical devices which on behalf of the Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments, or make credit card loans;

(xxiii)	loss due to riot or civil commotion or loss due to military, naval or usurped power, war or insurrection;

(xxiv)	loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this exclusion shall not apply to loss resulting from industrial uses of nuclear energy; and

05/06/2013

MNSCPT

END 4

ENDORSEMENT# 4 (Continued)

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

(xxv)	loss as a result of a threat

1)	to do bodily harm to any person;

2)	to do damage to the premises or property of the Insured; or

3)	to Computer Systems operations;

9.	Solely for the coverage provided by this rider, Section 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following section to the end thereof:

Proof of loss for claim under the Voice Initiated Transfer Fraud Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call-back was required.

Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

05/06/2013
AUTHORIZED REPRESENTATIVE

©Chartis Inc. All rights reserved.

MNSCPT

END 4

ENDORSEMENT# 5

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

GENERAL AGREEMENT A AMENDED RIDER

(ACQUISITION THRESHOLD)

It is agreed that:

1.	General Agreement A. ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR—NOTICE of the GENERAL AGREEMENTS Clause is amended by adding the following to the end thereof:

Notwithstanding the foregoing, if the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall automatically have such coverage as is afforded under this bond for loss without an additional premium charge for the remainder of the current bond period provided that:

(a)	the assets acquired as a result of such consolidation, merger, purchase or acquisition are less than 15% percent of the assets of the Insured on the date of such consolidation, merger, purchase or acquisition;

(b)	the consolidation, merger, purchase or acquisition of assets or liabilities was not through a regulatory-assisted transaction;
(c)	the consolidated or merged institution, or the assets or liabilities purchased or acquired from another institution, were not the subject of any regulatory agreement or stipulation prior to the effective date of the consolidation, merger, purchase or acquisition; and
(d)	the consolidated or merged institution, or the assets or liabilities purchased or acquired from another institution, have not incurred or been the subject of a loss of a type payable under this bond in an amount exceeding the deductible amount shown in Item 4 of the Declarations during the preceding three (3) years.

2.	Any newly created entities, which are majority owned or management controlled by the Insured, shall be automatically covered hereunder from their date of incorporation.

3.	Coverage under this bond shall apply to loss discovered during the bond period but which was sustained, prior to the sale date, by entities sold by the Insured. This coverage applies for a period of one (1) year from the date of the entity’s sale, but not extending beyond the termination or cancellation of the bond, provided, however, that the Insured is legally liable for such loss. Coverage afforded hereunder is excess over any valid and collectible insurance obtained by one other than the Insured.

4.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

05/06/2013
AUTHORIZED REPRESENTATIVE

©Chartis Inc. All rights reserved.

MNSCPT

END 5

ENDORSEMENT# 6

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

CLAIMS EXPENSE INSURING AGREEMENT

In consideration of the premium charged, it is hereby understood and agreed that the bond is amended by adding Insuring Agreement (L) to the bond as follows:

CLAIMS EXPENSE

(L)	Reasonable expenses (excluding the cost of services rendered by employees of the Insured) necessarily incurred and paid by the Insured in preparing any valid claim for loss, as defined in Insuring Agreements A, B, C, D, E, F, and G and any other valid coverage added by rider, which loss exceeds the Single Loss Deductible Amount of $5,000. If no loss is established hereunder, then the Insured will bear all such expenses. The Underwriter’s maximum liability for such expenses paid by the Insured in preparing any one such claim shall be limited to $100,000 which is part of , and not in addition to, the Aggregate Limit of Liability stated on the Declaration Page of this bond. There shall be no coverage hereunder for any expenses arising out of any legal dispute, suit or arbitration with the Underwriter. This coverage is subject to a deductible of $5,000 each and every loss.

Solely for the purpose of the coverage afforded by this rider, Section 2. EXCLUSIONS, paragraph (k) of the CONDITIONS AND LIMITATIONS section is hereby deleted in its entirety.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

05/06/2013
AUTHORIZED REPRESENTATIVE

©Chartis Inc. All rights reserved.

MNSCPT

END 6

ENDORSEMENT# 7

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

INSURING AGREEMENT (G) - COUNTERFEIT CURRENCY AMENDED RIDER

It is agreed that:

1.	Insuring Agreement (G) COUNTERFEIT CURRENCY of the INSURING AGREEMENTS Clause is deleted in its entirety and replaced with the following:

(G) COUNTERFEIT CURRENCY

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money, coin or currency of the United States of America, Canada or any other country.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

05/06/2013
AUTHORIZED REPRESENTATIVE

©Chartis Inc. All rights reserved.

MNSCPT

END 7

ENDORSEMENT# 8

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

LOSS - NOTICE - PROOF- LEGAL PROCEEDINGS AMENDED RIDER

It is agreed that:

1.	SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS of the GENERAL AGREEMENTS Clause is deleted in its entirety and replaced with the following:

SECTION 4. LOSS -NOTICE -PROOF- LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the CEO, CFO or COO of the Insured

(a)	becomes aware of facts, or

(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known

05/06/2013

MNSCPT

END 8

ENDORSEMENT# 8 (Continued)

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

3.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

05/06/2013
AUTHORIZED REPRESENTATIVE

©Chartis Inc. All rights reserved.

MNSCPT

END 8

ENDORSEMENT# 9

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01-863-72 - 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

CENTRAL HANDING OF SECURITIES RIDER

It is agreed that:

1.	Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the Insured, but only as respects coverage on Certificated Securities.

SCHEDULED DEPOSITORY                                                      LOCATION COVERED

*ALL DEPOSITORIES USED BY THE INSURED*

2.	Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Depository.

3.	The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign the rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter.

4.	If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement ) taken by the Underwriter based upon the assignment set forth in paragraph 3 above, and the Insured actually pays such assessment , then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of the loss payment by the Underwriter.

5.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

05/06/2013
AUTHORIZED REPRESENTATIVE

©Chartis Inc. All rights reserved.

MNSCPT

END 9

ENDORSEMENT# 10

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01-863-72 - 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

RELIANCE UPON OTHER CARRIER’S APPLICATION

It is agreed that:

1.	In granting coverage under this bond, the Underwriter has relied upon the statements and representations contained in the below referenced application (including materials submitted thereto and, if such application is a renewal application, all such previous bond applications and their attachments and materials, for which this bond is a renewal or succeeds in time) as being accurate and complete.

2.	The Insured warrants and represents to the Underwriter that the statements and representations made in such application were accurate on the date such representations and statements were so given and that in connection therewith the Insured reaffirms each and every statement made in the application to Great American Insurance Group as accurate as of 02/26/2013 as if it was made to the Underwriter on such date. All such statements and representations shall be deemed to be material to the risk assumed by the Underwriter, and are the basis of this bond and are deemed to be considered as incorporated into this bond.

Type of Bond Application                                          Carrier                                                                              Date Signed

Investment Company Bond Application Great American Insurance Group 02/26/2013

3.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

05/06/2013
AUTHORIZED REPRESENTATIVE

©Chartis Inc. All rights reserved.

MNSCPT

END 10

ENDORSEMENT# 11

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01-863-72 - 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND

FOLLOW FORM BOND (EXCESS OVER A FIDELITY BOND)

INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1.	This bond shall not cover any indirect or any consequential loss of any nature including, but not limited to fines, penalties, multiple or punitive damages.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

05/06/2013
AUTHORIZED REPRESENTATIVE

©Chartis Inc. All rights reserved.

113022 (10/12)

END 11

ENDORSEMENT# 12

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01-863-72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

PROTECTED INFORMATION EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND

CREDIT UNION FINANCIAL INSTITUTION FIDELITY BOND

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 14

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 15

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 24

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 25

FOLLOW FORM BOND (EXCESS OVER A FIDELITY BOND)

INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1.	Coverage shall not apply to any loss resulting directly or indirectly from the: (a) theft, disappearance or destruction of;

(b)	unauthorized use or disclosure of; (c) unauthorized access to; or (d) failure to protect any:

(i)	confidential or non-public; or

(ii)	personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

05/06/2013
AUTHORIZED REPRESENTATIVE

©Chartis Inc. All rights reserved.

113011 (10/12)

END 12

ENDORSEMENT# 13

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

NEW YORK AMENDATORY ENDORSEMENT

Wherever used in this endorsement: 1) “Insurer” means the insurance company which issued this policy; and 2) “Insured” means the Named Corporation, Named Organization, Named Sponsor, Named Insured, Named Entity or Insured stated in the declarations page;

The policy is hereby amended as follows:

I.	The Cancellation and When We Do Not Renew provisions are deleted and replaced by the following:

(a)	CANCELLATION BY THE INSURED

This policy may be cancelled by the Insured by surrender of this policy to the Insurer or by giving written notice to the Insurer stating when thereafter such cancellation shall be effective. The Policy Period terminates at the date and hour specified in such notice, or at the date and time of surrender.

(b)	CANCELLATION, NONRENEWAL AND CONDITIONAL RENEWAL BY THE INSURER

(i)	If this policy has been in effect for sixty (60) or fewer days when cancellation notice is mailed, and this policy is not a renewal of a policy issued by the Insurer, then this policy may be cancelled by the Insurer by mailing or delivering to the Insured, and to his authorized insurance agent or broker, written notice stating when not less than twenty (20) days thereafter (fifteen (15) days thereafter if cancellation is because of one of the reasons for cancellation set forth in subsection (ii) below) the cancellation shall be effective. Notice of cancellation issued by the Insurer shall specify the grounds for cancellation.

(ii)	If this policy has been in effect for more than sixty (60) days when notice of cancellation is mailed, or if this policy is a renewal of a policy issued by the Insurer, then this policy may be cancelled by the Insurer by mailing or delivering to the Insured, and to his authorized insurance agent or broker, written notice stating when not less than fifteen (15) days thereafter the cancellation shall be effective; however, such cancellation must be based on one or more of the following:

(A)	nonpayment of premium, provided, however, that a notice of cancellation on this ground shall inform the first Named Insured of the amount due;

(B)	conviction of a crime arising out of acts increasing the hazard insured against;

(C)	discovery of fraud or material misrepresentation in the obtaining of the policy or in the presentation of a claim thereunder;

(D)	after issuance of the policy or after the last renewal date, discovery of an act or omission, or a violation of any policy condition, that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current Policy Period;

© All rights reserved.

END 013

05/06/2013

69898 (9/ 06)

ENDORSEMENT# 13 (Continued)

(E)	material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the policy, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the policy was issued or last renewed;

(F)	required pursuant to a determination by the New York Superintendent of Insurance that continuation of the present premium volume of the Insurer would jeopardize the Insurer’s solvency or be hazardous to the interests of Insureds of the Insurer, its creditors or the public;

(G)	a determination by the New York Superintendent of Insurance that the continuation of the policy would violate, or would place the Insurer in violation of, any provision of the New York Insurance Law;

(H)	revocation or suspension of an Insured’s license to practice his profession; or

(I)	where the Insurer has reason to believe that there is a probable risk or danger that the Insured will destroy or permit the destruction of the insured property for the purpose of collecting the insurance proceeds, provided, however, that:

(1)	a notice of cancellation on this ground shall inform the Insured in plain language that the Insured must act within ten days if review by the department of the ground for cancellation is desired pursuant to item (3) of this subparagraph (I);

(2)	notice of cancellation on this ground shall be provided simultaneously by the Insurer to the department; and

(3)	upon written request of the Insured made to the department within ten days from the Insured’s receipt of notice of cancellation on this ground, the department shall undertake a review of the ground for cancellation to determine whether or not the Insurer has satisfied the criteria for cancellation specified in this subparagraph; if after such review the department finds no sufficient cause for cancellation on this ground, the notice of cancellation on this ground shall be deemed null and void.

Notice of cancellation by the Insurer shall specify the grounds for cancellation.

(iii)

(A)	The Insurer shall mail to the Insured, and to his authorized insurance agent or broker, written notice indicating the Insurer’s intention:

(1)	not to renew this policy;
(2)	to condition its renewal upon change of limits, change in type of coverage, reduction of coverage, increased deductible or addition of exclusions or upon increased premiums in excess of ten percent; (exclusive of any premium increase generated as a result of increased exposure units or as a result of experience rating, loss rating, or audit);

© All rights reserved.

END 013

05/06/2013

69898 (9/ 06)

ENDORSEMENT# 13 (Continued)

(3)	that the policy will not be renewed or will not be renewed upon the same terms, conditions or rates; such alternative renewal notice must be mailed or delivered on a timely basis and advise the Insured that a second notice shall be mailed at a later date indicating the Insurer’s intention as specified in subparagraph (1) or (2) of this paragraph (A) and that coverage shall continue on the same terms, conditions and rates as expiring, until the later of the expiration date or sixty (60) days after the second notice is mailed or delivered; such alternative renewal notice also shall advise the insured of the availability of loss information and, upon written request, the request, the insurer shall furnish such loss information within ten (10) days to the insured.

(B)	A nonrenewal notice as specified in subparagraph (1), a conditional renewal notice as specified in subparagraph (2), and the second notice described in subparagraph (3) of paragraph (A) of this subsection (iii) shall contain the specific reason or reasons for nonrenewal or conditional renewal, and set forth the amount of any premium increase and nature of any other proposed changes.

(C)	The notice required by paragraph (A) of this subsection (iii) shall be mailed at least sixty (60) but not more than one hundred twenty (120) days in advance of the end of the Policy Period.

(D)

(1)	If the Insurer employs an alternative renewal notice as authorized by subparagraph (3) of paragraph (A) of this subsection (iii), the Insurer shall provide coverage on the same terms, conditions, and rates as the expiring policy, until the later of the expiration date or sixty (60) days after the mailing of the second notice described in such subparagraph.

(2)	Prior to the expiration date of the policy, in the event that an incomplete or late conditional renewal notice or a late nonrenewal notice is provided by the Insurer, the Policy Period shall be extended, at the same terms and conditions as the expiring policy, except that the annual aggregate limit of the expiring policy shall be increased in proportion to the policy extension, and at the lower of the current rates or the prior period’s rates, until sixty (60) days after such notice is mailed, unless the Insured elects to cancel sooner.

(3)	In the event that a late conditional renewal notice or a late nonrenewal notice is provided by the insurer on or after the expiration date of the policy, coverage shall remain in effect on the same terms and conditions of the expiring policy for another required policy period, and at the lower of the current rates or the prior period’s rates unless the insured during the additional required policy period has replaced the coverage or elects to cancel, in which event such cancellation shall be on a pro rata premium basis.

(iv)	Nothing herein shall be construed to limit the grounds for which the Insurer may lawfully rescind this policy or decline to pay a claim under this policy.

© All rights reserved.

END 013

05/06/2013

69898 (9/ 06)

ENDORSEMENT# 13 (Continued)

(v)	Notice required herein to be mailed to the Insured shall be mailed to the Insured at the address shown in Item 1 of the Declarations.

Notice required herein to be mailed by the Insurer shall be sent by registered, certified or other first class mail. Delivery of written notice shall be equivalent to mailing.

Proof of mailing of such notice as aforesaid shall be sufficient proof of notice. The Policy Period shall terminate at the effective date and hour of cancellation or nonrenewal specified in such notice.

(vi)	If this policy shall be cancelled by the Insured, the Insurer shall retain the customary short rate proportion of the premium hereon.

If this policy shall be cancelled by the Insurer, the Insurer shall retain the pro rata proportion of the premium hereon.

Payment or tender of any unearned premium by the Insurer shall not be a condition of cancellation, but such payment shall be made as soon as practicable.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 013

05/06/2013

69898 (9/ 06)

ENDORSEMENT# 14

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST
by National Union Fire Insurance Company of Pittsburgh, Pa.

NEW YORK AMENDATORY ENDORSEMENT - NY STATUTE 3420

Wherever used in this endorsement: 1) “we”, “us”, “our” and “Insurer” mean the insurance company which issued this policy; 2) “you”, “your”, “Insured” and “first Named Insured” mean the Named Corporation, Named Entity, Named Organization, Named Sponsor, Named Insured, or Insured stated in the declarations page; 3) “other insured(s)” means all other persons or entities afforded coverage under the policy; 4) “Discovery Period” means Discovery Period or Extended Reporting Period, as defined in the policy; and 5) “Claim” means Claim or Suit as defined in the policy.

It is hereby understood and agreed that the policy is amended as follows:

A.	The following provisions are hereby added to the policy:

FAILURE TO GIVE NOTICE WITHIN PRESCRIBED TIME:

Failure to give any notice required to be given by this policy, or any policy of which this is a renewal, within the prescribed time shall not invalidate any Claim made against an Insured if:

(a)	it shall be shown not to have been reasonably possible to give notice within the prescribed time and that notice was given as soon as was reasonably possible thereafter; or

(b)	the failure to provide timely notice has not prejudiced the Insurer.

Any such Claim shall be deemed to have been first made against the Insured and noticed to the Insurer within the Policy Period or Discovery Period of the policy issued by the Insurer (the “Noticed Policy”) in which the Insurer received notice of the Claim; provided that the coverage afforded with respect to the Noticed Policy shall be in an amount not greater than the amount of coverage afforded with respect to the Policy Period of the policy issued by the Insurer (the “Former Policy”) in which the Claim was actually first made against the Insured. The foregoing sentence may result in (but not be limited to): (1) reducing the limit of liability available for such a Claim to the available limit of liability applicable to the Former Policy; (2) increasing the applicable retention amount to that retention amount applicable to the Former Policy; or (3) reducing or eliminating coverage due to exclusions or other restrictions appearing in the Former Policy but eliminated, in part or in whole, in the Noticed Policy. No coverage shall be afforded under this endorsement if there was not in existence a Former Policy at the time the Claim was actually first made against the Insured.

With respect to subsection (b) above, any such Claim must be noticed during the Policy Period or Discovery Period of a Noticed Policy which is a renewal or extension of the Former Policy.

Nothing in this endorsement shall be construed to provide coverage for a Claim under more than one Policy Period or Discovery Period.

PREJUDICE:

© All rights reserved.

END 014

05/06/2013

83231 (1/ 09)

ENDORSEMENT# 14 (Continued)

In the event that the Insurer alleges that it was prejudiced as a result of a failure to give notice within the time required under the policy, the burden of proof shall be on:

(a)	the Insurer to prove that it has been prejudiced, if the notice was provided within two years of the time required under the policy; or

(b)	the Insured to prove that the Insurer has not been prejudiced, if the notice was provided more than two years after the time required under the policy.

The Insurer’s rights shall not be deemed prejudiced unless the failure to timely provide notice materially impairs the ability of the Insurer to investigate or defend the Claim.

Notwithstanding the above, an irrebuttable presumption of prejudice shall apply if, prior to the notice, the Insured’s liability has been determined by a court of competent jurisdiction or by a binding arbitration; or if the Insured has resolved the Claim by settlement or other compromise.

NOTICE TO AGENT:

Notice given by or on behalf of the Insured, or written notice by or on behalf of the injured party or any other claimant, to any licensed agent of the Insurer in the state of New York, with particulars sufficient to identify the Insured, shall be deemed notice to the Insurer.

INSOLVENCY/ BANKRUPTCY OF INSURED:

The insolvency or bankruptcy of the Insured shall not relieve the Insurer of its obligations under this policy as long as all policy requirements are met by Insured, its trustee or receiver in bankruptcy. Should a covered judgment be rendered against an insolvent or bankrupt Insured, the Insurer shall be liable for the amount of such judgment not to exceed the applicable limit of liability under this policy.

B.	The Clause entitled, “Action Against Us” or “Action Against Company” is deleted in its entirety and replaced with the following:

No one may bring an action against us unless there has been full compliance with all the terms of this policy and the amount of the Insured’s obligation to pay has been finally determined either by:

1.	judgment against the Insured which remains unsatisfied at the expiration of thirty (30) days from the service of notice of entry of the judgment upon the Insured and upon us; or

2.	written agreement of the Insured, the claimant and us.

Any person or organization or legal representative thereof who has secured such judgment or written agreement shall thereafter be entitled to recover under this policy to the extent of the insurance afforded by this policy. We may not be impleaded by the Insured or its legal representative in any legal action brought against the Insured by any person or organization.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 014

05/06/2013

83231 (1/ 09)

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 015

05/06/2013

89644 (7/ 05)

This endorsement, effective 12: 01 am	March 31, 2013 forms a part of
policy number 01- 863- 72- 92
issued to WISDOMTREE TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

EDITION
FORM NUMBER	DATE	FORM TITLE
41205	04/ 95	INVESTMENT COMPANY BLANKET BOND DECLARATIONS

41206	09/ 84	INVESTMENT COMPANY BLANKET BOND GUTS

99758	08/ 08	NOTICE OF CLAIM (REPORTING BY E- MAIL)

MNSCPT		ADDITIONAL INSUREDS RIDER

MNSCPT		INSURING AGREEMENT ( A) FIDELITY AMENDED RIDER

MNSCPT		COMPUTER CRIME COVERAGE RIDER

MNSCPT		GENERAL AGREEMENT A AMENDED RIDER

MNSCPT		CLAIMS EXPENSE INSURING AGREEMENT

MNSCPT		INSURING AGREEMENT (G) - COUNTERFEIT CURRENCY AMENDED RIDER

MNSCPT		LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS AMENDED RIDER

MNSCPT		CENTRAL HANDING OF SECURITIES RIDER

MNSCPT		RELIANCE UPON OTHER CARRIER’S APPLICATION

113022	10/ 12	INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION

113011	10/ 12	PROTECTED INFORMATION EXCLUSION

69898	09/ 06	NEW YORK AMENDATORY - CANCELLATION/ NONRENEWAL

83231	01/ 09	NEW YORK LAW 3420 AMENDATORY ENDORSEMENT

89644	07/ 05	COVERAGE TERRITORY ENDORSEMENT (OFAC)

78859	10/ 01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

05/06/2013

END 016

78859 (10/ 01)

Exhibit B

WisdomTree Trust

Meeting of the Board of Trustees

March 26, 2013

Approval of Fidelity Bond

RESOLVED, that the Board of Trustees (the “Trustees”) of the WisdomTree Trust (the “Trust”), including a majority of the Trustees who are “non-interested” members of the Trust (as defined in section 2(a)(10) of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Independent Trustees”), hereby determines that the fidelity bond maintained with Great American Insurance Company, in the amount of $2,500,000, with a premium of $10,000, for the period March 31, 2013 to March 31, 2014, is reasonable; and it was further

RESOLVED, that the appropriate officers of the Trust be, and each hereby is, directed and authorized to execute and deliver such documents, make any and all payments and make such filings as may be necessary to maintain the fidelity bond coverage contemplated hereby, and to increase such coverage as may be necessary to meet the requirements of the 1940 Act, the rules thereunder and the Trust’s Bylaws; and it was further

RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized to do any and all other acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.